- - --------------------------------------------------------------------------------

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549


                                  FORM 11-K

           FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
             AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE, SECURITIES EXCHANGE ACT OF 1934

                 for the fiscal year ended December 31, 1993


[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934

           for the transition period from __________ to __________

                       Commission file number   1-5083

     A. Full title of the plan and the address of the plan, if difference from that of the issuer named below:


              THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            KANEB SERVICES, INC.

                             2400 Lakeside Blvd.
                          Richardson, Texas  75082

- - --------------------------------------------------------------------------------

                                  SIGNATURE


The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934,
- - --------
the Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           THE KANEB SERVICES, INC.
                                           SAVINGS INVESTMENT PLAN



Date:  June 24, 1994                       By: /s/ WILLIAM H. KETTLER
                                               --------------------------------
                                              William H. Kettler, Director
                                              Human Resources
                                              (Plan Administrator)

                THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN

                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------



                                                                   Page
                                                                   ----

Report of Independent Accountants................................   F-2

Financial Statements:
Statement of Net Assets December 31, 1993........................   F-3

Statement of Net Assets December 31, 1992........................   F-4

Statement of Changes in Net Assets Year Ended December 31, 1993..   F-5

Statement of Changes in Net Assets Year Ended December 31, 1992..   F-6

Notes to Financial Statements....................................   F-7

Supplemental Schedules:
Item 27a - Assets Held for Investment (Schedule I)...............  F-10

Item 27d - Reportable Transactions (Schedule II).................  F-11


                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------


To the Administrator and Participants of The
 Kaneb Services, Inc. Savings Investment Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets of The Kaneb Services, Inc. Savings Investment Plan at December 31, 1993 and 1992 and the changes in its net assets for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's Management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE
Dallas, Texas
June 24, 1994

              THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
                           STATEMENT OF NET ASSETS
                              DECEMBER 31, 1993

                                                                            US
                                                               Kaneb     Government               Fixed
                                                               Stock     Securities    Equity     Income     Loan
                                                                Fund       Fund         Fund       Fund      Fund         Total
                                                             ----------  ----------  ----------  --------  ---------  ----------
Investments:
  Kaneb Services, Inc.
    Common Stock, at market. . . . . . . . . . . . . . .     $1,028,183  $        -  $        -  $      -  $       -  $1,028,183
  TCB-Federal Money Market Fund. . . . . . . . . . . . .         18,916   2,729,850      85,502    28,760          -   2,863,028
  TCB-Equity Growth Fund at market . . . . . . . . . . .              -           -   1,748,185         -          -   1,748,185
  TCB-Managed Bond Fund at market. . . . . . . . . . . .              -           -           -   560,162          -     560,162
  Participants' loans. . . . . . . . . . . . . . . . . .              -           -           -         -    395,907     395,907
Accrued interest receivable. . . . . . . . . . . . . . .             50       7,156       1,078       709          -       8,993
Contributions receivable . . . . . . . . . . . . . . . .        154,386      47,828      33,634    12,882          -     248,730
                                                             ----------  ----------  ----------  --------  ---------  ----------
    Net Assets . . . . . . . . . . . . . . . . . . . . .     $1,201,535  $2,784,834  $1,868,399  $602,513   $395,907  $6,853,188
                                                             ==========  ==========  ==========  ========  =========  ==========




                      See Notes to Financial Statements.

               THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
                            STATEMENT OF NET ASSETS
                               DECEMBER 31, 1992

                                                                 US
                                                Kaneb         Government
                                                Stock         Securities          Equity
                                                Fund             Fund              Fund             Total
                                              --------         --------          --------         ----------

Investments:
  Kaneb Services, Inc.
    Common Stock, at market. . . . . . . . .  $416,543         $      -          $      -         $  416,543
  TCB-Federal Money Market Fund. . . . . . .     7,670          626,219            11,255            645,144
  TCB-Equity Growth Fund at market . . . . .         -                -           135,250            135,250
Accrued interest receivable. . . . . . . . .        20            1,632                45              1,697
Contributions receivable . . . . . . . . . .    24,682           28,864             5,587             59,133
                                              --------         --------          --------         ----------
        Net Assets . . . . . . . . . . . . .  $448,915         $656,715          $152,137         $1,257,767
                                              ========         ========          ========         ==========



                      See Notes to Financial Statements.

              THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
                     STATEMENT OF CHANGES IN NET ASSETS
                        YEAR ENDED DECEMBER 31, 1993

                                                                           US
                                                             Kaneb     Government                  Fixed
                                                             Stock     Securities     Equity       Income      Loan
                                                             Fund         Fund         Fund         Fund       Fund       Total
                                                          ----------   ----------   ----------    --------   ---------  ----------

Contributions:
  Sponsor. . . . . . . . . . . . . . . . . . .            $  254,541   $  269,428   $   32,332    $ 33,807   $      -   $  590,108
  Participants . . . . . . . . . . . . . . . .               331,945      221,028      182,312      66,686           -     801,971
                                                          ----------   ----------   ----------    --------   ---------  ----------
    Total contributions. . . . . . . . . . . .               586,486      490,456      214,644     100,493           -   1,392,079
                                                          ----------   ----------   ----------    --------   ---------  ----------

Investment income:
  Net appreciation (depreciation) in
    fair value of assets . . . . . . . . . . .              (134,520)           -       35,166      (4,063)          -    (103,417)
  Investment income. . . . . . . . . . . . . .                 1,173       36,187       14,008       6,083           -      57,451
                                                          ----------   ----------   ----------    --------   ---------  ----------
      Net investment income (loss) . . . . . .              (133,347)      36,187       49,174       2,020           -     (45,966)
                                                          ----------   ----------   ----------    --------   ---------  ----------

Transfers from other qualified plans . . . . .               372,107    1,782,631    1,487,057     500,000     395,907   4,537,702
                                                          ----------   ----------   ----------    --------   ---------  ----------
    Total additions. . . . . . . . . . . . . .               825,246    2,309,274    1,750,875     602,513     395,907   5,883,815
                                                          ----------   ----------   ----------    --------   ---------  ----------

Distributions and withdrawals. . . . . . . . .               (72,626)    (181,155)     (34,613)          -           -    (288,394)
                                                          ----------   ----------   ----------    --------   ---------  ----------

Net increase . . . . . . . . . . . . . . . . .               752,620    2,128,119    1,716,262     602,513     395,907   5,595,421

Net assets, beginning of year. . . . . . . . .               448,915      656,715      152,137           -           -   1,257,767
                                                          ----------   ----------   ----------    --------   ---------  ----------

Net assets, end of year. . . . . . . . . . . .            $1,201,535   $2,784,834   $1,868,399    $602,513    $395,907  $6,853,188
                                                          ==========   ==========   ==========    ========   =========  ==========

                       See Notes to Financial Statements

               THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
                      STATEMENT OF CHANGES IN NET ASSETS
                         YEAR ENDED DECEMBER 31, 1992

                                                                 US
                                                Kaneb        Government
                                                Stock        Securities       Equity
                                                Fund            Fund           Fund           Total
                                              ---------       --------       --------       ----------
Contributions:
  Sponsor. . . . . . . . . . . . . . . .      $ 145,148       $174,460       $      -       $  319,608
  Participants . . . . . . . . . . . . .        188,068        139,584         66,186          393,838
                                              ---------       --------       --------       ----------
    Total contributions. . . . . . . . .        333,216        314,044         66,186          713,446
                                              ---------       --------       --------       ----------

Investment Income:
  Net appreciation (depreciation) in
    fair value of assets . . . . . . . .       (121,129)             -          2,406         (118,723)
  Investment income. . . . . . . . . . .            445         18,671          2,732           21,848
                                              ---------       --------       --------       ----------
  Net investment income (loss) . . . . .       (120,684)        18,671          5,138          (96,875)
                                              ---------       --------       --------       ----------
    Total additions. . . . . . . . . . .        212,532        332,715         71,324          616,571
                                              ---------       --------       --------       ----------

Distributions and withdrawals. . . . . .        (60,161)       (31,183)       (13,522)        (104,866)
                                              ---------       --------       --------       ----------

Net increase . . . . . . . . . . . . . .        152,371        301,532         57,802          511,705

Net assets, beginning of year. . . . . .        296,544        355,183         94,335          746,062
                                              ---------       --------       --------       ----------

Net assets, end of year. . . . . . . . .      $ 448,915       $656,715       $152,137       $1,257,767
                                              =========       ========       ========       ==========

                       See Notes to Financial Statements

               THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1993

Note 1 - Plan Description
- - -------------------------

The Kaneb Services, Inc. Savings Investment Plan (the "Plan") is a defined contribution plan for employees of Kaneb Services, Inc. and its wholly-owned subsidiaries: Fields Financial Services, Inc.; Furmanite America, Inc.; Kaneb Pipe Line Company; and Viata Corporation, (the "Companies"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). A copy of the Plan Document and amendments is available from the Plan Administrator. Participants should refer to the Plan Document and amendments for more detailed information regarding provisions of the Plan.

The Plan was established on April 1, 1991 and permits all full-time employees of the Companies as of that date, or who become employees thereafter and have completed one year of service, to contribute 2% to 12% of base compensation on a pre-tax basis into participant accounts. In addition to a mandatory contribution equal to 2% of base compensation per year for each plan participant, the Companies make matching contributions of 25% to 50% of the amount contributed by a plan participant up to 6% of base compensation.
Employee contributions, together with earnings thereon, are not subject to forfeiture. That portion of a participant's account balance attributable to the Companies contributions, together with earnings thereon, will be vested over a five year period at 20% per year. Participants will be credited with their prior years of service for vesting purposes, however, no amounts will be accrued for the accounts of participants, including the Companies executive officers, for years of service previous to the plan commencement date. Participants may borrow from the Plan an amount not to exceed the lessor 50% of such participant's vested account balance or $50,000 reduced by the highest loan balance in the preceding 12 months. Contributions to the Plan are held in a Trust and invested by the Plan's Trustee in the investment funds described in
Note 4. The Trustee for the Plan is Texas Commerce Bank - Dallas, N.A. The Director of Human Resources of Kaneb Services, Inc. serves as the Plan Administrator. All administrative and trust expenses of the plan are paid by Kaneb Services, Inc.

Note 2 - Summary of Significant Accounting Policies
- - ---------------------------------------------------

The Plan maintains its accounts on the accrual basis of accounting.

Investments -  Investments are recorded in the Plan accounts at market value.
- - -----------
Market value of the Kaneb Stock Fund is based on the quoted market price of Kaneb's stock at year end. Market value of the remaining funds is based on estimated values as determined by the Trustee. The appreciation or depreciation of those investments is recorded as an unrealized increase or decrease in the Plan's net assets.

Federal income taxes - The Internal Revenue Service has ruled that the Plan
- - --------------------
meets the requirements of Section 401(a) and 401(k) of the Internal Revenue Code ("Code") and that the Trust is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter dated May 18, 1992. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Under present federal income tax laws and regulations, a participant will not be subject to federal income taxes on the contributions made by his employer or withheld from his compensation under the Plan, or on the interest, dividends or profits on the sale of securities received by the Plan Trustee, until the participant's account is distributed or unqualifiedly made available to him.

The code limits contributions to the Plan in several respects. The total amount deferred by each participant cannot exceed a specified dollar limit which, for calendar year 1993 was $8,994. Participant compensation in excess of $228,860 is excluded in calculating participant deferrals and employer matching contributions. Total contributions during any Plan year, including both participants' deferrals and employer matching contributions, may not exceed the maximum amount the Company may deduct for federal income tax purposes for the year. Additional rules apply to prevent discrimination in favor of highly compensated employees.

Change in Presentation - Certain financial statement items for 1992 have been
- - ----------------------
reclassified to conform with the 1993 presentation.

               THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1993


Note 3 - Plan Amendments
- - ------------------------

Effective October 1, 1993, the Plan was amended to increase the allowable employee contribution percentage from 6% to 12%; add a fourth investment fund (Fixed Income Fund); add a participant loan provision; increase the ability of participants to make transfers between funds; grandfather the Plan's vesting schedule for prior Furmanite America, Inc. plan participants; and to comply with the Internal Revenue Code changes which were promulgated since the Plan's last amendment.


Note 4 - Investment Programs
- - ----------------------------

                                                December 31, 1993          December 31, 1992
                                            ------------------------   ------------------------
                                               Number           Fair      Number           Fair
                                             of Shares         Value    of Shares         Value
                                            -----------     --------   -----------     --------

Investments at fair value as determined
  by quoted market price:
  Kaneb common stock. . . . . . . . . . .   357,629.000   $1,028,183   128,167.000     $416,543
                                            -----------   ----------   -----------   ----------

Investments at estimated fair value:
  TCB - Federal Money Market Fund . . . .             -    2,863,028             -      645,144
  TCB - Equity Growth Fund. . . . . . . .    26,008.466    1,748,185     2,105.024      135,250
  TCB - Managed Bond Fund . . . . . . . .    11,627.416      560,162             -            -
  Loan Fund . . . . . . . . . . . . . . .             -      395,907             -            -
                                            -----------   ----------   -----------   ----------
                                             37,635.882   $5,567,282     2,105.024    $ 780,394
                                            -----------   ----------   -----------   ----------

      Total investment at fair value. . .   395,264.882   $6,595,465   130,272.024   $1,196,937
                                            ===========   ==========   ===========   ==========


Each participant has the option to specify that contributions made through payroll deductions be invested in any one of, or divided among, the Kaneb Stock Fund, the U.S. Government Securities Fund, the Equity Fund or the Bond Fund. Employer contributions are invested in the Kaneb Stock Fund and the U.S. Government Securities Fund.

Contributions designated to the Kaneb Stock Fund are invested in Kaneb Services, Inc. Common Stock. The Plan either purchases shares in the open market at the prevailing market price or shares are contributed directly by the Company based upon the closing trade price on the last day of each month.

Contributions designated to the U.S. Government Securities Fund are invested in the Federal Money Market Fund, a fund managed by Texas Commerce Bank, N.A.

Contributions designated to the Equity Fund are invested in the TCB - Equity Growth Fund, a mutual fund managed by Texas Commerce Bank, N.A.. This fund is invested primarily in income-producing equity securities considered by the fund managers to have the potential for capital appreciation.

Contributions designated to the Fixed Income Fund are invested in the TCB-Managed Bond Fund. This fund is invested primarily in intermediate term U.S. Government and Corporate Bonds.

Note 5 - Contributions
- - ----------------------

Sponsor contributions to the Kaneb Stock Fund primarily consist of Kaneb Common Stock with a fair market value at the time of contribution of $241,567 and $110,853 consisting of 77,341 and 28,674 shares in 1993 and 1992, respectively. The Sponsor contributed 103,924 and 33,573 shares with a fair market value at the time of contribution of $323,807 and $126,463 in 1993 and 1992, respectively, to the Kaneb Stock Fund on behalf of the participants of the Plan.

               THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1993


Contributions receivable at December 31, 1993 and 1992 included $104,045 and $27,932 of employer contributions and contributions withheld from participants compensation of $144,685 and $31,201, respectively.

Note 6 - Distributions and Withdrawals
- - --------------------------------------

Distributions and withdrawals represent distributions to plan participants who have retired, terminated employment or applied and qualified for a hardship distribution.

Distributions payable as of December 31, 1993 and 1992 were $256,932 and $23,754, respectively.

Note 7 - Forfeitures
- - --------------------

In accordance with provisions of the Plan, forfeitures of participants' equity in employer contributions totaling $3,337 at December 31, 1993 will be credited against future employer contributions. Employer matching contributions forfeited by participants upon withdrawing from the Plan may be credited to their account upon returning to the Plan if certain requirements are met.
During 1993 and 1992, approximately $37,012 and $49,000 of forfeitures were used to offset employer contributions, respectively.

Note 8 - Transfers from other Qualified Plans
- - ---------------------------------------------

Effective October 1, 1993, the 401(K) Savings Plan of Furmanite America, Inc. was terminated and the fair value of its assets of $4,459,976 were transferred to the Plan. The assets transferred included cash and the balance of participants' loans at October 1, 1993. In addition, during 1993 certain participants transferred their account balances totalling $77,726 from unaffiliated qualified plans to the Plan. These transfers are included in the transfers from other qualified plans on the Statement of Changes in Net Assets for the year ended December 31, 1993.

                                  SCHEDULE I
                                  ----------

                  KANEB SERVICES INC. SAVINGS INVESTMENT PLAN
                     ITEM 27a - ASSETS HELD FOR INVESTMENT

                               December 31, 1993
                               -----------------

Name of Issuer and                           Number of                 Market
  Title of Issue                              Shares       Cost       Value(a)
- - ------------------                           ---------     ----       --------

KANEB STOCK FUND
- - ----------------

Kaneb Services, Inc. Common Stock. . . . .     357,629  $1,309,089  $1,028,183
TCB - Federal Money Market Fund. . . . . .           -      18,916      18,916
                                                        ----------  ----------
                                                        $1,328,005  $1,047,099
                                                        ==========  ==========
U.S. GOVERNMENT SECURITIES FUND
- - -------------------------------

TCB - Federal Money Market Fund....                  -  $2,729,850  $2,729,850
                                                        ==========  ==========

EQUITY FUND
- - -----------

TCB - Equity Growth Fund...........         26,008.466  $1,703,452  $1,748,185
TCB - Federal Money Market Fund....                  -      85,502      85,502
                                                        ----------  ----------

                                                        $1,788,954  $1,833,687
                                                        ==========  ==========

FIXED INCOME FUND
- - -----------------

TCB - Managed Bond Fund............         11,627.416     564,226     560,162
TCB - Federal Money Market Fund....                  -      28,760      28,760
                                                        ----------  ----------
                                                        $  592,986  $  588,922
                                                        ==========  ==========

LOAN FUND
- - ---------

Participants' Loans (b)............                     $  395,907  $  395,907
                                                        ==========  ==========

(a)  Market value represents closing prices at December 31, 1993.
(b)  Interest rates ranging from 7% to 11% and maturities of 1 to 5 years.

                                  Schedule II
                                  -----------
                 Kaneb Services, Inc. Savings Investment Plan
                      Item 27d - Reportable Transactions
                     For the Year Ended December 31, 1993
                     ------------------------------------

                                   Description
                                       of                Purchase      Cost of          # of
Identify of Party Involved           Assets               Price         Assets      Transactions
- - --------------------------         -----------           --------      -------      ------------

Kaneb Services, Inc.              58,800 shares of        200,743      200,743             1
                                  KSI Common Stock

Kaneb Services, Inc.              33,165 shares of        114,253      114,253             1
                                  KSI Common Stock

Kaneb Services, Inc.              91,965 shares of        314,996      314,996             2

TCB - Equity Growth Fund          23,981.913 Units      1,574,000    1,574,000            10

TCB - Equity Growth Fund          5,212.522 Units         350,000      350,000             1

TCB - Equity Growth Fund          17,249.046 Units      1,125,000    1,125,000             1

TCB - Managed Bond Fund           11,627.416 Units        560,000      560,000             2

TCB - Managed Bond Fund           2,549.408 Units         125,000      125,000             1

TCB - Managed Bond Fund           9,078.008 Units         435,000      435,000             1